

INVEST IN **FOONKA**

Designer bedding products inspired by nature and art

LEAD INVESTOR ˅

Rafał Wrzeszcz

Foonka is a highly original and unconventional brand. Their approach to sustainable and eco-friendly production in the challenging textile industry is exceptional and inspiring. Combined with extraordinary design, appreciated by customers and experts alike, it creates a cohesive and genuine message. I have been observing Foonka's development for several years, and I am tremendously impressed with what its creators have achieved, starting from a simple idea. The numerous design awards, press publications, exhibitions, and television appearances have established Foonka as a brand known for its products and customer service of the highest quality in both the Polish and European markets. They have the ability to surprise the industry with new ideas and patterns, which one might think is impossible in terms of design. The founder's creativity and vision, combined with the experience of the rest of the team, guarantee continuous brand growth. So far, Foonka has grown organically, proving to be a brand created by passionate and action-oriented individuals. With additional funding and appropriate marketing resources, I am confident that Foonka bedding will become renowned worldwide. Their nature-inspired designs, reflecting authentic places, are unique and relatable to customers from different cultures. These patterns offer more than just a print; they encompass the entire experience of sleep and waking up, something incomparable to anything else.

Invested $60,000 this round

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foonka.com   Delaware City DE    | Female Founder | Consumer Goods | Retail | B2C | Sustainability |

Highlights

1 Validated products on the German, Polish, and other EU markets. Now relocating to the U.S.

2 Awarded designs: German Design Award 2018, European Product Design Award 2017 & 2019

3 Featured in Forbes, ELLE Decoration (cover photo), My Company (cover photo), Vogue UK & many more

4 Less-waste production / 100% made in Poland / Zero-waste policies / Our own sewing department

5 Environmentally active & socially contributing brand with a transparent production process

6 Total Addressable Market (TAM) of home textiles: $26B in the US alone, $121B global market

7 Fabric and print certified with the Oeko-Tex Standard 100 Certificate

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Our Team



Gosia Dziembaj CEO & designer

Thanks to the simple idea of sleeping in a comfortable haystack, I managed to create a prestigious brand of home textiles. My original bedding designs have won numerous international design awards and have been showcased at exhibitions around the world.



Max Kusmierek VP of Business Development

Digital transformation of the Polish Railway Catering Company, One exit (e-commerce) DJBox.pl

Foonka - designer bedding moving to the US



FOONKA®

awarded bedding & home textiles



Nature and art come together
to create the ultimate
sleep sanctuary.

Introducing our
unique experience
to the US market.




BRAND

Founded in 2014 by a Polish designer Gosia Dziembaj on the wave of success of a design project: bedding imitating a haystack.

FOONKA represents extraordinary textiles that seamlessly blend functionality with aesthetics, weaving tales of bygone eras and serene natural settings. Our products are inspired by tradition and nature, while incorporating cutting-edge textile printing technologies to offer something truly unique and unexpected. Whether it's the haystacks, Baltic beaches, straw-filled stables, or fragrant alpine meadows, these places evoke memories and moments of pure relaxation, reflected in our evocative and remarkably realistic fabric patterns.




product
- high quality, certified home textiles including bedding, sheets, table textiles, pillows


design
- unconventional, original and surprising
- digital print alluding to nature, reflecting real places
- award-winning and appreciated by industry experts
- readable for audiences from different cultures and of different ages

We believe that the trend relating to natural inspirations, which we are currently observing, is not a temporary and short-lived fad but rather a response to the inherent needs of humanity.

A starry night, a haystack, or forest moss are not as easily accessible to

individuals leading busy city lives as one might think. Our products serve as reminders of these places and experiences that have been cherished by people for generations. That is why they receive such an enthusiastic response, regardless of our clients' age or cultural background.

DESIGN

The main and very characteristic element of the brand is the highest quality design.

15 - the total number of all designs in three different collections

6 - designs that have won a minimum of one design award or distinction


GERMAN DESIGN AWARD
Awarded bedding and high quality home textiles.
EUROPEAN PRODUCT DESIGN AWARD
EUROPEAN PRODUCT DESIGN AWARD
GERMAN DESIGN AWARD 2018
ROBIONE W SZCZECINIE
finalist of the competition
GOOD DESIGN
2020
must have

10 - designs protected at the EUIPO (European Union Intellectual Property Office)

29 - exhibitions (domestic and foreign) in which Foonka brand

products were presented



pattern STRAW / HAYKA collection
the most characteristic and recognizable
pattern of the brand



LIQUID MEMORY pattern / ART collection
designed by illustrator Aleksandra Morawiak bedding
with this pattern was on the cover of ELLE Decoration



SNOW pattern / HAYKA collection
pattern often appears in the media
as an interesting idea for a gift

PRODUCTS



bedroom

bedding, fitted sheets,
pillows, blankets



table textiles

tablecloths, table runners,
serviettes



**accessories and less-waste
products**

sleep masks, backpacks,
travel pillows

Each of our designs is unique and filled with delightful surprises. There's a needle in the haystack, a mouse hiding in the straw, and a hedgehog strolling on the moss. It's these intricate details that make FOONKA fabrics truly remarkable, not only for their exceptional quality but also for their captivating design. The photorealistic prints create an astounding effect, and the quest for hidden creatures and objects within the pattern brings immense joy to both children and adults alike.

HAYKA collection represents unique textiles that skillfully blend function with form, weaving a narrative of forgotten times and idyllic natural settings. The natural patterns adorning our fabrics create timeless products that transcend fashion and remain impervious to shifting trends. Embedded within the patterns are hidden elements, ensuring that each HAYKA bedding set is unique. Some may discover a lost button on their cushions, while others may find a moth or a needle. The chances of encountering two identical HAYKA bedding sets are extremely low.

**HAYKA
collection**
natural
patterns

  

Straw   Hay   Beach Sand

  

**HAYKA
collection**

natural
patterns





Snow   Northern Sky   Moss





**HAYKA
collection**

natural

patterns





Vineyard   Poppies   Alpine Meadow





The main idea of the **ART collection** is to present the art of contemporary illustrators, painters and designers. The most amazing feature of the entire collection is the fact that the artist, who is currently working with the brand, designates the next people who, in his or her opinion, should create new designs. Thanks to this, artists have an impact on the appearance and the direction of the development of the entire ART collection.

ART collection
patterns deigned by different artists





Liquid Memory / Aleksandra Morawiak   Am I? / Pola Augustynowicz   Soft Void / Ada Zielińska

The <u>SUMMER collection</u> is freedom, space, peace; marvel at the amazing interplay of colors. It is the horizon we look out to while watching the rising sun and the sound of the waves on the turquoise sea. All around us, summer delights with the intensity of its colors. The patterns of the SUMMER collection are an admiration of the beauty of nature and an attempt to capture those fleeting moments of summer rest.

SUMMER collection
gradient patterns





Sunrise   Sunset   Aqua





PRODUCTION

From the very beginning, we have placed a very strong emphasis on a <u>sustainable and ecological approach to production</u>.



certified suppliers

- we work only with contractors who have the appropriate quality certificates (Oeko Tex® Standard 100 for fabric and printing, Eco Guarantee for buckwheat hull)

local production

- transparent production process based only on local suppliers,
- the weaving, knitting and printing plant are located in Lodz, after which the printed fabric arrives in Szczecin (from Lodz to Szczecin is only 300 miles). Here it is cut and sewn into individual products

When developing our products, nature serves as our muse. Living in harmony with the natural world is of utmost importance to us.

We strive to minimize our environmental impact throughout our production process. The concept of **<u>LESS WASTE</u>** resonates deeply with us, as we aim to reduce waste generation to the bare minimum.



own sewing room

- as of 2019, we have our own sewing and cutting room,
- we are able to expressly adjust the size of products for new markets, without the need for large inventories,
- full control over the highest quality of production of products already at the initial stage of production,
- the ability to carry out custom orders and just-in-time



less-waste
- production in the spirit of less-waste we do not throw away fabric offcuts
- from production cuttings we sew smaller products while the rest of the offcuts are given to foundations, schools and companies that create new things from them

In 2021, the FOONKA brand was included in the European Commission's report which recognized European companies that manage production in a sustainable and ecological way.

The report is available at the following link: **www.op.europa.eu**



We are going to maintain our production in Europe, specifically in Poland.

Over the years, we have built a great production team, formed strong relationships with suppliers, and established a dedicated supply chain for high-quality materials and top-tier printing services.

The European division will be the supplier for the U.S. division.

PRESS

Our products, design, and eco-friendly approach to production are highly distinctive and draw significant media attention. In Poland and Europe, FOONKA products have been featured in magazines and on television.


MY COMPANY
RAPORT BENEFITY: JAK ZATRZYMAĆ PRACOWNIKA
NOWY CYKL: PIERWSZE KROKI W HANDLU
IDEOLOGIA I BIZNES. CZY DA SIĘ TO POŁĄCZYĆ
144 STRONY O BIZNESIE
JAK PO
ŚWIAT
RAPORT SPECJALNY:
SŁOWA, KTÓRE SPRZEDAJĄ
ZAROBIĆ NA ZŁOCIE
ELLE DECORATION
POLSKA EDYCJA OTWIERAMY DRZWI DO ŚWIATA DESIGNU
SLOW LIFE
DOCENIAMY CHWILĘ RĘKODZIEŁO SZTUKĘ
SYPIALNIA
MIEJSCE NA INDYWIDUALIZ


cover
WOHNREVUE
VOGUE

COMPETITIVE LANDSCAPE

	Foonka	Brooklinen	Snurk	Regular brands
Design	Nature & Art - enhancing interior design. Immersive experience.	Basic colors, basic patterns. + limited series	Kids oriented, character imitations (astronaut, dinosaur)	Regular designs and patterns
Product portfolio	Bedding, tablecloths, buckwheat husk pillows	Bedding, Towels, Pijamas, Socks,	Bedding, Pijamas, apparel for kids	Various
Distribution	DTC	Offline stores DTC Amazon	DTC Resellers Amazon	All kinds
OEKO-Tex certificate	V	V	X	Rarely
Less-waste / Zero-waste policies	V	X	X	X
Pricing	$160 Twin $190 King	$125 Twin $170 King (Classic Core Sheet Set)	$119 Twin $149 Queen	Varies
Thread count	220 TC	270 TC (Classic Core Sheet Set)	144 TC	Varies

BUSINESS METRICS

Since 2014, the company has been growing organically, financed from its own resources and supported by bank financing.



In 2022, we focused on optimizing the company's profitability.

Despite lower revenues, we were able to achieve a profit similar to the previous year.

sales:
company's online store 35% vs B2B distribution 65%



Our goal is to shift the sales dynamics from B2B to B2C, focusing on developing our own online store through well-planned marketing strategies.



The past results are associated with the European division operating the Foonka brand (Dizeno).

Once the fundraising process is complete, these **revenue streams will be incorporated into our U.S. entity's pipeline.**

DEVELOPMENT PLAN

The home textiles market in 2023 is estimated at >$121 B

(source Statista.com)



Join us in raising $200,000 to expand our reach in the US market.



Our strategy includes migrating to Shopify, implementing targeted advertising on Google, Facebook, Instagram, TikTok, and partnering with experienced DTC marketing agency for promotional campaigns.

Our goal is to reach $4M in revenue by 2025 and $10M by 2026.

Forward-looking financials are projections and not guaranteed.

The Foonka brand is currently operated by Dizeno Małgorzata Dziembaj, a Polish company that is solely owned by our CEO, Gosia Dziembaj.

Once the US entity completes its fundraising, it will assume responsibility for managing the brand.

While the **Polish company will continue manufacturing the products**, all revenue generated from the sale of Foonka products **will be directed to our US entity**.

The Polish entity will be operating under a production contract and a trademark licensing contract. US entity has the ability to sell any products.

As the company grows, we have plans to expand our product range with new offerings based on predictions regarding customers' purchasing preferences and behaviors.

- new BASIC collection - single-color designs, cheaper to produce and sell, complementary to the current offer

- products for children - expansion and promotion

- clothing collection - kimonos, pajamas, comfortable clothes for home use

- products with natural filling, supporting good sleep, relaxation, exercise and meditation - quilts and weighted pillows, products used in yoga practice

- complementary accessories - blankets, scented candles, ceramics, illustrations and graphics



consumer behavior forecasts

a turn towards ecology and nature

paying special attention to a transparent production process

attachment to environmentally active, socially contributing brands

well-being - products that support relaxation and good sleep



7,5 %
Wefunder Fee

22,5 %
OpEx

52,5 %
Marketing

USE OF FUNDS



17,5 %

Fulfillment & Inventory

TEAM



Małgorzata Dziembaj
CEO & designer



Max Kuśmierek
e-commerce & finance



Paulina Masłowska
COO



Julia Forlańska
account manager / customer service

Sewing room



Alicja Lasota
cutter



Izabela Zimna
seamstress



Ewa Łagownik
seamstress



Jadwiga Karska
seamstress

We also collaborate with external companies for accounting, photo & video, and transportation services. Additionally, we utilize the services of external Polish sewing workshops for the execution of larger orders.



**Together,
let's redefine
the way people
experience sleep
and well-being.**

Unlock the potential of
the bedding market with
our nature-inspired,
eco-friendly products!

Max Kuśmierek
max.kusmierek@foonka.com

Małgorzata Dziembaj
gosia.dziembaj@foonka.com

foonka.com
@foonka.design



FOONKA

Note: The Polish entity is currently operating Foonka production and sales. When the US entity finishes fundraising, the operations will be held by the US entity. The revenue streams will be then moved to the US entity.